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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Nice-Systems Ltd.
------------------------------------------------------------------------------
                                (Name of Issuer)

                          One Ordinary Share, par value
                        One New Israeli Shekel per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                    65365610
                  -------------------------------------------
                                 (CUSIP Number)

                                    Thales SA
                               45 rue de Villiers
                            92-200 Neuilly sur Seine
                                     France
                     Attention : Olivier Mas, Senior Counsel
                               33 (0)1 57 77 81 02


                             December 12, 2003
                  -------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                                SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No  65365610                                      Page 2 of 14 Pages

------------------------------------------------------------------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thales SA
          I.R.S. Identification No.

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_| (b)|X|

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          N/A

------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    |_|

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          France

------------------------------------------------------------------------------
  NUMBER      7     SOLE VOTING POWER
    OF
                        2,016,100 Ordinary Shares
   SHARES
              ----------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER

                        - 0 -
   OWNED
              ----------------------------------------------------------------
  BY EACH     9     SOLE DISPOSITIVE POWER

                        2,016,100 Ordinary Shares
 REPORTING
              ----------------------------------------------------------------
   PERSON     10    SHARED DISPOSITIVE POWER

                        - 0 -
    WITH
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,016,100 Ordinary Shares

------------------------------------------------------------------------------

------------------------------------------------------------------------------

CUSIP No  65365610                                      Page 3 of 14 Pages

------------------------------------------------------------------------------

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        |_|

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.10%  (based on Ordinary Shares outstanding as of December 1,
          2003).  See Item 5.

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          CO

------------------------------------------------------------------------------

                                                        Page 4 of 11 Pages

          This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D relating to the Ordinary Shares, par value one New Israeli Shekel per share (the "Shares") of Nice-Systems Ltd., an Israeli corporation ("Nice"), filed on June 27, 2003. Each Share is or will be evidenced by an American Depository Receipt ("ADR") and is or will be exchangeable on a one-for-one basis.

ITEM 1.   SECURITY AND ISSUER

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Unchanged.

ITEM 4.   PURPOSE OF TRANSACTION

          On November 24, 2003, under Rule 144, Thales filed a Form 144 with the Securities and Exchange Commission to provide notice of the proposed sale of 300,000 Shares on the NASDAQ Stock Market.

          Concurrently with the execution of the Sale and Purchase Agreement, Nice and Thales entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of July 30, 2002. Pursuant to the Registration Rights Agreement, Nice has filed a shelf registration statement under the Securities Act on Form F-3 for an offering by Thales of the shares of the Nice Share Consideration covering all of the Registrable Securities (as defined in the Registration Rights Agreement) held by Thales or its permitted transferees on October 17, 2003. Nice must use its reasonable commercial best efforts to keep the registration statement continuously effective until the later of (i) the third anniversary of the Completion Date (November 2, 2005) or (ii) the date on which all of the shares are eligible to be sold or distributed pursuant to Rule 144 under the Securities Act. See Section 2.1 of the Registration Rights Agreement.

          Except as provided above, Thales has no present plans or proposals that relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Thales is the beneficial owner of 2,016,100 Nice Ordinary Shares. As of the filing date of this statement, the 2,016,100 Shares represented approximately 12.10%, based on 16,658,815 Shares outstanding as of December 1, 2003.

          (b) Unchanged.

                                                        Page 5 of 11 Pages

          (c) The table below sets forth information concerning sales of Shares by Thales during the past sixty days. All sales were effected in open market transactions through the NASDAQ Stock Market.

             DATE OF SALE         SHARES SOLD      AVERAGE PRICE PER SHARE
             ------------         -----------      -----------------------
           November 24, 2003        16,800                 $23.39
           November 25, 2003         9,400                 $23.72
           November 26, 2003        19,100                 $23.60
           November 28, 2003         2,400                 $23.73
           December 1, 2003         27,000                 $23.18
           December 2, 2003          4,100                 $23.09
           December 3, 2003         10,700                 $22.62
           December 4, 2003         38,200                 $22.54
           December 5, 2003         16,500                 $22.58
           December 11, 2003        18,000                 $23.35
           December 12, 2003         9,200                 $23.40

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Unchanged.

                                                        Page 6 of 11 Pages

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Thales SA

                                    By: /s/ Alexandre de Juniac
                                        ----------------------------------
                                        Name:  Alexandre de Juniac
                                        Title: Senior VP and Corporate Secretary



Date:  December 19, 2003


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          ATTENTION:   INTENTIONAL   MISSTATEMENTS  OR  OMISSIONS  OF  FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                        Page 7 of 11 Pages

                                 APPENDIX I
                                 ----------

              INFORMATION REGARDING THE INSTRUCTION C PERSONS

                        THALES SA EXECUTIVE OFFICERS


          The following table sets forth the name, business address, title, principal occupation and citizenship of each of the executive officers of Thales SA ("Thales"), excluding executive officers who are also directors of Thales. The business address of each person named below is c/o Thales SA, 45 rue de Villiers, 92-200 Neuilly sur Seine, France. In each case, the principal occupation is represented by the person's title. All Thales executive officers are citizens of France, except for Mr. Hughes and Mr. Dorrian, each of whom is a citizen of the United Kingdom.


        -----------------------------------------------------------------
                Name                            Title
                ----                            -----
        -----------------------------------------------------------------
        Yves Barou                 Senior Vice President-Corporate Human
                                   Resources
        -----------------------------------------------------------------
        Bernard Retat              Vice Chairman
        -----------------------------------------------------------------
        Alexandre de Juniac        Senior Vice President - Corporate
                                   Secretary
        -----------------------------------------------------------------
        Ross McInnes               Senior Vice President - Finance
        -----------------------------------------------------------------
        John Hughes                Executive Vice President & COO Thales
                                   Group; CEO Information Technology &
                                   Services and Aerospace Business Area
        -----------------------------------------------------------------
        Alex Dorrian               Senior Vice President - Defense
                                   Business Area
        -----------------------------------------------------------------
        Jean-Paul Perrier          Senior Vice President - Marketing &
                                   Sales
        -----------------------------------------------------------------
        Jean-Loup Picard           Senior Vice-President - Strategy &
                                   Development
        -----------------------------------------------------------------
        Francois Lureau            Executive Vice President - COO Defense
                                   Business Area
        -----------------------------------------------------------------
        Timothy Robinson           Senior Vice President - Secure
                                   Operations of Thales Group
        -----------------------------------------------------------------

                                                        Page 8 of 11 Pages

                                 DIRECTORS

          The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Thales. All Thales directors are citizens of France, except Mr. Freeman who is a citizen of the United Kingdom.



              Name                  Principal Occupation                            Address
              ----                  --------------------                            -------
                                                                       (if other than as indicated above)
--------------------------------------------------------------------------------------------------------------
Dennis Ranque*             Chairman and Chief Executive Officer
--------------------------------------------------------------------------------------------------------------
Jean-Paul Barth            Senior Executive Vice-President of      c/o Alcatel
                           Alcatel and Chairman and Chief          54, rue de la Boetie
                           Executive Officer of Alcatel CIT        75008
                                                                   Paris, France
--------------------------------------------------------------------------------------------------------------
Serge Dassault             Chairman and Chief Executive Officer    c/o GIMD
                           of Groupe Industriel Marcel Dassault    9 Rond Point des Champs Elysees
                           (GIMB)                                  Marcel Dassault
                                                                   75008
                                                                   Paris, France
--------------------------------------------------------------------------------------------------------------
Bertrand Dufourcq          Ambassadeur de France, Member of the    48 Rue Madame
                           Board of Banque Transatlantique, and    75006 Paris, France
                           President of "Foundation de France"
--------------------------------------------------------------------------------------------------------------
Roger Norman Freeman       Consultant to PricewaterhouseCoopers    8 Kensington Gate
                           in the UK                               London
                                                                   W8 5NA
--------------------------------------------------------------------------------------------------------------
Louis Gallois              Chairman of SNCF                        c/o SNCF
                                                                   34, rue du Commandant Rene
                                                                   Mouchotte
                                                                   75014
                                                                   Paris, France
--------------------------------------------------------------------------------------------------------------
Benoit Tellier             Vice President in charge of security    c/o Alcatel
                           matters on behalf of the Chairman and   54 rue La Boetie
                           Chief Executive Officer of Alcatel      75411
                                                                   Paris, France

--------------------------------------------------------------------------------------------------------------
Pierre LaFourcade          Strategy director of the Thales Air     Thales Air Defence
                           Defense Business Group and Vice         7/9 Rue Des Mathurins
                           President of the "Association du        92221 Bagneux Cedex France
                           Personnel Actionnaire de Thales -
                           APAT"

--------------------------------------------------------------------------------------------------------------


                                                        Page 9 of 11 Pages




              Name                  Principal Occupation                            Address
              ----                  --------------------                            -------
                                                                       (if other than as indicated above)
--------------------------------------------------------------------------------------------------------------
Daniel Lebegue             Chief Executive Officer of the Caisse   110 rue de l'Universite
                           des depots et des Consignations         75007
                                                                   Paris, France
--------------------------------------------------------------------------------------------------------------
Serge Tchuruk              Chairman and Chief Executive Officer    c/o Alcatel
                           of Alcatel                              54 rue La Boetie
                                                                   75008
                                                                   Paris, France

--------------------------------------------------------------------------------------------------------------
Marcel Roulet              Ex Chairman of Thomson SA,              21, rue du Bassin
                           Thomson-CSF and France Telecom          92190
                                                                   Meudon, France

--------------------------------------------------------------------------------------------------------------
Marie-Paule Delpierre      Manager in the Naval and Aeronautical   1 rue Robert Thomas
                           Communication business group of         95390
                           Thales Communications SA                Saint-Prix, France

--------------------------------------------------------------------------------------------------------------
Didier Gladieu             Contract Manager in Thales Naval S.A.   Thales Naval France
                                                                   7/9 rue des Mathurins
                                                                   92221 Bagneux, France
--------------------------------------------------------------------------------------------------------------
Annie Legendre             Wiring fitter at Thales Air Defense     2A des Boutries
                           S.A.                                    5 rue Leonard de Vinci
                                                                   78700
                                                                   Couflans Saint Honorine
--------------------------------------------------------------------------------------------------------------
Henri Proglio              Chairman and Chief Executive Officer    Veolia Environment
                           of Veolia Environment                   38 avenue Kleber
                                                                   7 5116
                                                                   Paris, France
--------------------------------------------------------------------------------------------------------------

*    Mr. Ranque is both an executive officer and director of Thales.


          None of the executive officers or directors of the Thales has been convicted of a crime or has been the subject of a civil proceeding described in Item 2(d) or 2(e), except that (1) Mr. Ranque was found guilty by the Paris Court of Appeals on December 22, 2000 for obstruction in a labor dispute with a union representative and the French "Cour de Cassation" affirmed the conviction on October 16, 2001 and (2) Mr. Dassault was found guilty by the Belgium Cour de Cassation on December 23, 1998 for bribery of public officials and is appealing the decision before the European Court of Human Rights.

          On December 24, 2002, John Hughes, an executive officer of Thales and a director of Nice, was granted options to purchase 10,000 Shares. The exercise price of the options is the higher of $10 or the

                                                        Page 10 of 11 Pages


closing price of Nice's ADRs on the NASDAQ National Market on December 24, 2002. Twenty-five percent of the options will vest and become exercisable one year after the grant, with an additional 6.25% becoming exercisable at the end of each quarter thereafter. The options are exercisable during Mr. Hughes' term as a director of Nice, with certain exceptions in the case of his death or disability. In any event, the options expire on December 24, 2008.

          On December 24, 2002, Timothy Robinson, an executive officer of Thales and a director of Nice, was granted options to purchase 10,000
Shares. The exercise price of the options is the higher of $10 or the closing price of Nice's ADRs on the NASDAQ National Market on December 24, 2002. Twenty-five percent of the options will vest and become exercisable one year after the grant, with an additional 6.25% becoming exercisable at the end of each quarter thereafter. The options are exercisable during Mr. Robinson's term as a director of Nice, with certain exceptions in the case of his death or disability. In any event, the options will expire on December 24, 2008.

          The options provided to Mr. Hughes and Mr. Robinson were granted by Nice pursuant to its employee stock option plan and the grant of such options were approved by Nice shareholders at the Nice shareholders meeting held December 24, 2002.

                                                        Page 11 of 11 Pages


                               CONTROL PERSON

          Thomson S.A. is a holding company that is wholly-owned by the French State. Thomson as of December 31, 2002, beneficially owns 31.22% of the Thales's outstanding shares; no other Thales shareholder owns a greater percentage than Thomson S.A. The business address of Thomson S.A. is 46 Quai Alphonse le Gallo, 92648 Boulogne, France. The French State through Thomson S.A., may be deemed indirectly to control Thales. In addition to its holdings through Thomson S.A., a representative of the French State attends the Thales board meetings as a non-voting representative by virtue of the "Golden Share" arrangement instituted by French Decree No. 97-180, March 4, 1997. The "Golden Share" arrangement provides the French State with the right to (1) have representation on Thales' board of directors as set forth above, (2) approve the acquisition of more than 10 percent of Thales' capital shares and (3) approve the sale (or pledge) of a majority of the capital shares of any of Thales' principal subsidiaries that were owned as of March 4, 1997 and were listed in an Annex to Decree 97-180.